Exhibit 99.1

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003
www.timminsgold.com

December 1, 2011	TSX: TMM NYSE AMEX: TGD

NEWS RELEASE

OPERATIONAL UPDATE - GOLD RECOVERIES IMPROVING THIS QUARTER AT SAN FRANCISCO MINE

Timmins Gold Corp. (TSX:TMM NYSE AMEX: TGD) announces that improvements have been realized in gold recoveries for the months of October and November, 2011. Gold placed on the heap leach pads for October was 11,966 ounces (464,007 tonnes at a grade of 0.802 grams per tonne) and 6,618 ounces were extracted from the leach pads. Gold placed on the heap leach pads for November was 9,972 ounces (413,165 tonnes at a grade of 0.751 grams per tonne) and 6,990 ounces were extracted from the leach pads.

The improved recoveries are a result of improved solution handling processes at the mine, including applying a stronger concentration of cyanide solution and increasing the flow of cyanide solution to the ore placed on the heap leach pads. Previous flow rates were determined to be less than optimal and were not consistent with the environment of the metallurgical testing performed by the Company to achieve a life of mine recovery rate of 68.6% .

The Company completed a review of the metallurgical testing to date at the mine including testing performed in 1994 and 1995, data from previous operations and further column testing performed by the Company. Based on this review, the Company expects that improved processing and solution handling will allow the Company to achieve the projected life of mine recovery rate.

The Company is in the final stages of a complete review of solution handling capacities and procedures. It is expected that further efficiencies can also be obtained from the existing carbon columns and the adsorption desorption and recovery (ADR) plant with minor mechanical improvements, which have been identified and are in the process of being completed.

The Company has installed new solution handling tanks beside the conveyors in order to place a high concentration of cyanide solution directly on to the fresh ore on the conveyor belts before stacking on the heap leach pad. The implementation of this procedure began in the last week and is expected to further improve current recoveries at a marginal incremental cost.

The Company installed a new feeder and screen for the expanded crushing system in November. This is the final modification to the existing crushing system to increase crushing capacity to 18,000 tonnes per day (“tpd”). Installation of the new feeder and screen resulted in the crushing system being out of operation for four days during the month of November. A new 10,000 tpd modular crusher has arrived on site and is being erected near the existing leach pads. The fully installed cost of the new crushing system is expected to be US$8.9 million, which will be funded from internal cash flow.

Over 110,085 metres of drilling has been completed since July 1, 2011 and the drilling has now ceased. The Company is receiving the assays from the program on an ongoing basis and will incorporate them into a new reserve and resource estimate which is anticipated to be completed in the first calendar quarter of 2012. Results of drilling received to date have been encouraging and lead management to believe that they will result in a significant increase to the existing reserve and resource estimate. A new mine plan will follow the release of the reserve and resource estimate. Cessation of drilling will eliminate approximately US$2.5 million per month in discretionary drilling and assay costs.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate of approximately 130,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

For more information, please contact:

Mr. Bruce Bragagnolo, LLB
Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-638-8980
bruce@timminsgold.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, recovery rates, reserves and resources, life of mine projections, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.